August 1, 2024

Division of Corporation Finance

Office of Real Estate & Constructions

Attn: Ronald E. Alper

Re:	Auor Capital Fund V LLC

Request For Qualification

CIK No. 0002017115

Dear Mr. Alper,

On behalf of Auor Capital Fund V LLC, (the “Company”), I hereby request qualification of the above-referenced offering at 5:00 p.m., Eastern Time, on Monday, August 4th, 2024, or as soon thereafter as is practicable.

In connection with this request, at least one state (Minnesota in particular) is prepared to qualify/register this offering by coordination, effective simultaneously with qualification by the SEC. As previously noted, there are no compensation arrangements required to be cleared by FINRA.

In making this request, the Company acknowledges that:

•	Should the Commission of the staff, acting pursuant to delegated authority, qualify the offering, it does not foreclose the Commission from taking action with respect to the offering;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the offering, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosures in the offering; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this matter. Please do not hesitate to reach out directly should you require anything further.

Sincerely,

/s/ Jeremy E. Warring

Attorney

direct: 612.672.3657	email: jwarring@messerlikramer.com	fax: 612.672.3777

1400 Fifth Street Towers 100 South Fifth Street Minneapolis, MN 55402		messerlkramer.com